UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number 000-51151

NEXTSOURCE MATERIALS INC.
(Translation of registrant’s name into English)

1940-130 King Street West

Toronto, Ontario, Canada

M5X 2A2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No  ☒

Exhibits

99.1	Press release dated February 28, 2023, announcing Global Anode Expansion Strategy and Economic Results of First Battery Anode Facility

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 28, 2023	NEXTSOURCE MATERIALS INC.

	By:	/s/ Marc Johnson
Marc Johnson
Chief Financial Officer

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